UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            WILMINGTON REXFORD, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   971793 10 4
                                 (CUSIP Number)


             FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300,
                         DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 24, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 971793 10 4                                               PAGE 2 OF 4


                                  SCHEDULE 13D

 1   NAME OF REPORTING PERSON                                  GARRETT K. KRAUSE

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
     (See Instructions)                                            (b) [x ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)
     OO

 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA

 NUMBER OF                 7            SOLE VOTING POWER
SHARES BENE                             10,500,000
 FICIALLY                  8            SHARED VOTING POWER
 OWNED BY                               0
   EACH                    9            SOLE DISPOSITIVE POWER
 REPORTING                              10,500,000
PERSON WITH                10           SHARED DISPOSITIVE POWER
                                        0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     10,500,000

 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     69.0%

 14  TYPE OF REPORTING PERSON*
     IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 971793 10 4                                               PAGE 3 OF 4


ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Wilmington Rexford, Inc. ("Wilrex"), par value $0.0001. The address of the principal executive office of Wilrex is 420 Lincoln Road, Suite 301, Miami, Florida 33139.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Mr. Garrett K. Krause. Mr. Krause's address is 1521 Alton Road, #352 Miami Beach, FL 33139.

Mr.   Krause  is   principally   employed  as   Managing   Director  of  eAngels
International, Inc.

During the last five years, Mr. Krause has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Krause is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Krause is the manager of eAngels Equidebt Partners V, LLC ("eAngels"). As of December 24, 2002, eAngels accepted 10,000,000 shares of Wilrex common stock as payment of $200,000 which eAngels had loaned to Wilrex during 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Krause presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. Mr. Krause will continue to evaluate his options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 24, 2002, eAngels owned of record 10,000,000 shares of Wilrex's common stock. Mr. Krause's company, Sara Hallitex Corporation, owned of record 500,000 shares. Accordingly, Mr. Krause beneficially owns 10,500,000 shares, which represents 69.0% of the class.

(b) As of December 24, 2002, Mr. Krause had the sole power to vote and dispose of 10,500,000 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, Mr. Krause did not have any transactions in Wilrex common stock, except for the transaction described in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Krause, except for the other equity owners of eAngels to the extent of 10,000,000 shares.

(e) Mr. Krause continues to be the beneficial owner of more than five percent of the outstanding common stock of Wilrex.

CUSIP NO. 971793 10 4                                               PAGE 4 OF 4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 26, 2002                       /s/GARRETT K. KRAUSE
-----------------                       ---------------------------------------
                                        Garrett K. Krause